UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549


                        SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                     (Amendment No. 1)*

                          MedImmune, Inc.
                           (Name of Issuer)

              Common Stock, $0.01 par value
                  (Title of Class of Securities)

                           584699102
                        (CUSIP Number)

             Law Office of Gregory F.W. Todd, Esq.
                888 Seventh Avenue, Suite 4500
                  New York, New York 10019
                        212-246-5151
          (Name, Address, and Telephone Number of Person
            Authorized to Receive Notices and Communications)


                       June 16, 1997
       (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Rho Management Partners L.P.


2.    CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP*
      *(SEE INSTRUCTIONS)                                 (a) [ ]
                                                          (b) [ ]

3.    SEC USE ONLY


4.    SOURCE OF FUNDS*
      *(SEE INSTRUCTIONS)

      OO

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(D) OR 2(E)                           [ ]


6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      New Jersey

7.    SOLE VOTING POWER

      1,009,492 Shares (includes warrants to purchase 170,812 Shares)

8.    SHARED VOTING POWER

      0

9.    SOLE DISPOSITIVE POWER

      1,009,492 Shares (includes warrants to purchase 170,812 Shares)


10.   SHARED DISPOSITIVE POWER

      0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,009,492 Shares (includes warrants to purchase 170,812 Shares)


12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES* (SEE INSTRUCTIONS)


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.2%

14.   TYPE OF REPORTING PERSON*
      *(SEE INSTRUCTIONS)

      PN, IA

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Joshua Ruch

2.    CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP*
      *(SEE INSTRUCTIONS)                                 (a) [ ]
                                                          (b) [ ]

3.    SEC USE ONLY


4.    SOURCE OF FUNDS*
      *(SEE INSTRUCTIONS)

      PF

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(D) OR 2(E)                           [ ]


6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Republic of South Africa

7.    SOLE VOTING POWER

      49,404 Shares

8.    SHARED VOTING POWER

      1,009,492 Shares (includes warrants to purchase 170,812 shares)

9.    SOLE DISPOSITIVE POWER

      49,404 Shares

10.   SHARED DISPOSITIVE POWER

      1,009,492 Shares (includes warrants to purchase 170,812 Shares)

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,058,896 Shares


12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)



13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.4%

14.   TYPE OF REPORTING PERSON*
      (SEE INSTRUCTIONS)

      IN

      This Amendment No. 1 to Schedule 13D for MedImmune, Inc., a Delaware corporation (the "Company"), amends a statement on Schedule 13D dated June 26, 1997 with respect to the Common Stock, par value $0.01 per share (the "Shares"), of the Company in respect of beneficial ownership of certain Shares by Rho Management Partners L.P. ("Rho"), and by its controlling person Joshua Ruch, as follows below.


Item 5.     Interest in Securities of the Issuer

      (a) - (b)    As the holder of sole voting and investment authority over the Shares owned by its advisory clients, Rho may be deemed, for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, to be the beneficial owner of all of the 1,009,492 Shares owned by its advisory clients and covered by this Statement, representing approximately 4.2% of the Company's 24,025,815 Shares outstanding as of August 31, 1997 (based upon information obtained from officials of the Company as of such date), and after giving effect to Shares subject to options, warrants, rights or convertible securities owned by the reporting persons. Rho disclaims any economic interest in the Shares covered by this Statement.

      As controlling person of Rho, Mr. Ruch may be deemed the beneficial
owner of the Shares beneficially owned by Rho.   In addition, Mr. Ruch
exercises investment and voting authority over 5,081 Shares held through a private foundation of which Mr. Ruch serves as trustee, and Mr. Ruch holds 44,323 Shares directly or indirectly for his own account or the account of family members other than through funds managed by Rho. As a percentage of the 24,025,815 Shares outstanding as of August 31, 1997 (based upon information obtained from officials of the Company as of such date) and after giving effect to Shares subject to options, warrants, rights or convertible securities owned by the reporting persons, Mr. Ruch may be considered beneficially to own 4.4% of the Company's Shares.

      (c) The following presents a list of purchases (including acquisitions by way of distributions) and sales of all Shares by the reporting persons within the last 60 days, including the price per Share and the means by which such purchase or sale was effected. The transaction was effected by Rho Management Trust II, through an open market transaction.

Date        # Shares    Price/Share       Purchase (P)     Sale (S)

9/30/97     100,000      $36.5875                             S


      (e) The reporting persons ceased to be beneficial owners of more than five percent of the Shares on July 16, 1997.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 1, 1997.


RHO MANAGEMENT PARTNERS L.P.
By: ATLAS CAPITAL CORP., its
    General Partner

    By:  /s/ Joshua Ruch
    Title:  President


JOSHUA RUCH

/s/ Joshua Ruch